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                                                                     EXHIBIT 8.1

                               November 19, 1997

The Board of Directors

PC Quote, Inc.

300 South Wacker Drive

Chicago, Illinois 60606

    RE: PC Quote, Inc.--Form S-2 Registration Statement No. 333-39245 (the
        "Prospectus")

Gentlemen:

    We have acted as counsel to PC Quote, Inc., a Delaware corporation (the "Corporation") in connection with the distribution by the Corporation to holders of record of its Common Stock, $.001 par value per share (the "Common Stock"), other than Imprimis Investors LLC and Wexford Spectrum Investors LLC, of transferable subscription rights (the "Rights") to purchase shares of Common Stock of the Corporation at a price of $1.00 per share, as set forth in the Prospectus.

    In connection with this opinion, we have examined the Prospectus and the originals or copies, certified or otherwise identified to our satisfaction, of such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

    In rendering our opinion, we have participated in the preparation of the Prospectus. Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above. In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents.

    In rendering our opinion, we have considered the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions and Internal Revenue Service rulings, all as in effect on the date hereof and all of which are subject to change, which changes may be retroactively applied. A change in the authorities upon which our opinion is based could affect our conclusions. In addition, there can be no assurances that any of the opinions expressed herein will be accepted by the Internal Revenue Service or, if challenged, by a court.

    Based upon and subject to the foregoing, we are of the opinion that although the discussion set forth in the Prospectus under the heading "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" does not purport to discuss all possible United States federal income tax consequences of the acquisition, purchase, ownership and disposition of the Rights, such discussion constitutes, in all material respects, a fair and accurate discussion of the material United States federal income tax consequences to the holders of Common Stock of the receipt of Rights in the distribution and to the holders of Rights upon the exercise and disposition of the Rights.

    Except as set forth above, we express no opinion to any person as to the tax consequences whether federal, state, local or foreign, of the distribution, exercise and disposition of the Rights. This opinion is furnished to you solely for your benefit in connection with the transaction contemplated by the Prospectus and is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our prior written consent. We disclaim any undertaking to advise you of any subsequent changes of the facts or assumed herein or any subsequent changes in applicable law.

                                          Very truly yours,

                                          WILDMAN, HARROLD, ALLEN & DIXON